Mail Stop 4561

      October 11, 2005

William D. Swain
Secretary and Chief Financial Officer
GraphOn Corporation
3130 Winkle Avenue
Santa Cruz, California 95065

	Re:	GraphOn Corporation
		Form 10-Q: For the Quarterly Period Ended March 31, 2005
		Filed May 23, 2005
		File No. 000-21683

Dear Mr. Swain,

      We have received you response letter dated September 29,
2005
and have the following accounting comment on your financial statements.


Form 10-Q For the Period Ending March 31, 2005

Note 3.  2005 Private Placement, Page 6
1. We note in your response to prior comment # 4 that you continue to believe the holder`s lack of control over the ability to convert results in the inapplicability of the guidance in EITF 98-5. As previously requested, tell us what authoritative literature you relied upon to make this determination. That is, indicate the basis for your analysis of the "two essential criteria of a convertible security." The instruments were "preferred stock" and contained a conversion feature that even though it was automatic the instruments were still convertible. Further, since a beneficial conversion feature existed at the date of the private placement, tell us how you considered the guidance in paragraph 13 of EITF 98-5.

*	*	*	*	*






      You may contact Stephen Krikorian, Accounting Branch Chief at
(202) 551-3730 if you have question regarding comments on the financial statements and related matters.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


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William D. Swain
GraphOn Corporation
October 11, 2005
Page 1